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VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Chris Edwards
Angela Connell
Dillon Hagius
Li Xiao

Re:	Imago BioSciences, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on May 19, 2021
CIK No. 0001623715

Ladies and Gentlemen:

On behalf of our client, Imago BioSciences, Inc. (the “Company”), we are hereby filing a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a Draft Registration Statement No. 2 on Form S-1 on May 19, 2021 (the “Draft Submission”) to the U.S. Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on May 26, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

June 25, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

Bomedemstat in MF, page 3

1.

We note your response to comment 7 and re-assert our comment. We do not believe that your amended disclosure that “there have been no dose-limiting toxicities or deaths related to drug as of the cut-off date” is properly balanced with your observation of eight serious adverse events in this trial that were deemed by investigators as possibly related to bomedemstat. Please disclose this observation in the summary section.

Response: In response to the Staff’s comment, the Company has revised pages 3, 20 and 92-93 of the Registration Statement.

Intellectual Property, page 95

2.	We note your response to comment 12 and related amendments in your filing. Please identify the specific foreign jurisdictions in which you have granted patents or pending patent applications.

Response: In response to the Staff’s comment, the Company has revised pages 96-97 of the Registration Statement.

* * *

June 25, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4809 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin A. Potter
Benjamin A. Potter of LATHAM & WATKINS LLP

cc:	Hugh Y. Rienhoff, Jr. M.D., Imago BioSciences, Inc.
Matthew Plunkett, Ph.D., Imago BioSciences, Inc.
Richard A. Kline, Latham & Watkins LLP
C. Brophy Christensen, Jr., O’Melveny & Myers LLP